December 23, 2008

Mr. Jeffrey R. Mistarz
Chief Financial Officer and Treasurer
Lime Energy Co.
1280 Landmeier Road
Elk Grove Village, Illinois 60007

> **Re:** **Lime Energy Co.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed November 28, 2008**
> **File No. 001-16265**

Dear Mr. Mistarz:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to this comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note from the proposal in Item 5 of your preliminary information statement that you will be conducting a tender offer. Please tell us why you have not filed all pre-commencement communications under cover of Schedule TO.

2. We note the discussion of the stock purchase of ADVB in the last paragraph on page 2. With regard to your intent to register the shares on Form S-4, we call your attention to Question 239.13 of the Questions and Answers of General Applicability (November 26, 2008):

   239.13 An acquiring company may seek a commitment from management and principal security holders of a target company to vote in favor of a business combination transaction, frequently referred to as a "lock-up agreement." The execution of a lock-up agreement may constitute an investment decision under the Securities Act. If so, the offer and sale of the acquiror's securities would be made to persons who entered into those agreements before the business combination is presented to non-affiliated security holders for their vote.

> Recognizing the legitimate business reasons for seeking lock-up agreements in the course of business combination transactions, the staff has not objected to the registration of offers and sales where lock-up agreements have been signed in the following circumstances:
>
> the lock-up agreements involve only executive officers, directors, affiliates, founders and their family members, and holders of 5% or more of the voting equity securities of the company being acquired;
>
> the persons signing the lock-up agreements collectively own less than 100% of the voting equity of the target; and
>
> votes will be solicited from shareholders of the company being acquired who have not signed the agreements and would be ineligible to purchase in a private offering.
>
> Where, however, the persons entering into the lock-up agreements also deliver written consents approving the business combination transaction, the staff has objected to the subsequent registration of the exchange on Form S-4 for any of the shareholders because offers and sales have already been made and completed privately, and once begun privately, the transaction must end privately. [Nov. 26, 2008]

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jay Mumford at (202) 551-3637 or me at (202) 551-3800 with any questions.

Sincerely,

Peggy A. Fisher

Assistant Director

cc: Todd Arkebauer, Esq. (via fax)